UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-12387

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Tenneco Employee Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tenneco Inc.

7450 McCormick Blvd.

Skokie, IL 60076

TENNECO EMPLOYEE INVESTMENT PLAN / EIN 74-1933558 / PN 104

TENNECO EMPLOYEE INVESTMENT PLAN

GRANT THORNTON LLP Grant Thornton Tower 171 N. Clark St. Suite 200 Chicago, IL 60601-3370 D +1 312 856 0200 F +1 312 602 8099	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Tenneco Employee Investment Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Tenneco Employee Investment Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

GT.COM	Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

Supplemental information

The supplemental schedule of assets (held at end of year) as of December 31, 2021 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP We have served as the Plan’s auditor since 2012. Chicago, Illinois June 24, 2022

Tenneco Employee Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Plan’s interest in Master Trust, at fair value (Note 3)	$159,692,129	$154,478,068

Receivables
Notes receivable from participants	1,442,258	1,675,552
Participant contributions	—	44,519
Company contributions	—	44,588
Other receivables	30,103	31,203

Total receivables	1,472,361	1,795,862

Total assets	161,164,490	156,273,930

Liabilities
Accrued administrative expenses	190,502	68,441

Total liabilities	190,502	68,441
Net assets available for benefits	$160,973,988	$156,205,489

See accompanying notes to financial statements.

Tenneco Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

Additions:
Change in Plan’s interest in Master Trust (Note 3)	$17,433,098

Interest income on notes receivable from participants	87,554

Contributions:
Participant	2,946,814
Company match	515,677
Pension contribution	1,659,327
Rollovers	—

Total contributions	5,121,818

Total additions	22,642,470

Deductions:
Benefits paid to participants	17,490,286
Administrative expenses	222,800

Total deductions	17,713,086

Net increase, prior to transfers	4,929,384

Net transfers to other Company plans	(160,885)

Net assets available for benefits:
Beginning of year	156,205,489

End of year	$160,973,988

See accompanying notes to financial statements.

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2021

1.	Description of the Plan

Tenneco Automotive Operating Company Inc. (the “Company”) sponsors the Tenneco Employee Investment Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act, as amended (“ERISA”). All union hourly employees of the Company and its subsidiaries who are paid in the United States are eligible to participate in the Plan. This provides eligible participants the opportunity to make voluntary pre-tax and Roth contributions to the Plan.

Eligibility, Contributions & Vesting

Plan provisions for the various business operations are as follows:

Location name:	Blacksburg, VA	Burlington, IA	Cambridge, OH	Frankfort, IN	Greenville, MI Local 2017	Greenville, MI Local 1158
Company match
(% of participant contribution)	25%	N/A	N/A	50%	35%-50%	35%-50%
Matching amount
(% of participant compensation)	8%	N/A	N/A	8%	8%	8%
Pension contribution per hour	$0.40-$0.65	$0.30-$0.85	$0.30-$0.85	$0.50-$1.25	$0.25-$0.50	$0.25-$0.60
Pension contribution - lump sum	N/A	N/A	N/A	$264/ year	N/A	N/A

Vesting schedule
Years of service
less than 2	0%	0%	0%	0%	0%	0%
less than 3	25%	25%	25%	25%	25%	25%
less than 4	50%	50%	50%	50%	50%	50%
less than 5	75%	75%	75%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%	100%

Eligibility to participate	90 days	90 days	90 days	60 days	90 days	90 days
Eligibility for Company match	90 days	N/A	N/A	60 days	1 year	1 year
Eligibility for pension contribution	90 days	90 days	90 days	60 days	90 days	90 days
Eligibility for Company lump sum contribution	N/A	N/A	N/A	specific employment hire/term restrictions and age requirements	N/A	N/A

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2021

1.    Description of the Plan (continued)

Eligibility, Contributions & Vesting (continued)

Location name:	Lake City, MN	Sparta, MI A *	Sparta, MI B *	Van Wert, OH A	Van Wert, OH B
Company match
(% of participant contribution)	20%	N/A	50%	25%	25%
Matching amount
(% of participant compensation)	6%	N/A	8%	8%	8%
Pension contribution per hour	$0.30-$0.80	$0.30-$0.40	$0.30-$0.40	N/A	$0.20-$0.45
Pension contribution - lump sum	N/A	N/A	N/A	$264/ year	$264/ year

Vesting schedule
Years of service
less than 2	0%	0%	0%	0%	0%
less than 3	25%	25%	25%	25%	25%
less than 4	50%	50%	50%	50%	50%
less than 5	75%	75%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%

Eligibility to participate	A.S.A.P.	90 days	90 days	90 days	90 days
Eligibility for Company match	A.S.A.P.	N/A	90 days	N/A	90 days
Eligibility for pension contribution	Immediately	90 days	90 days	N/A	90 days
Eligibility for Company lump sum contribution	N/A	N/A	N/A	specific employment hire/term restrictions and age requirements	specific employment hire/term restrictions and age requirements

“A.S.A.P.” indicates as soon as administratively possible.

“N/A” indicates not applicable.

*	Location closed during 2021.

Participants may contribute up to 75 percent of pretax annual compensation, as defined in the Plan. Participants who have attained the age of 50 before the close of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (Rollovers). Participants direct the investment of the contributions into various investment options offered by the Plan.

Full vesting also occurs upon death, total and permanent disability, or attainment of age 65 with five years of service. In addition, special vesting provisions will become effective if the Plan is determined to be “top-heavy” pursuant to the Internal Revenue Code.

Participants are immediately vested in their contributions plus earnings thereon.

Forfeitures

Company contributions which are not vested at the time of a participant’s withdrawal from the Plan are forfeited and are applied as a reduction of future Company contributions, or to offset Plan expenses. A total of $49,901 and $38,861 was available to apply as a reduction of future Company contributions as of December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, $114,748 was applied to reduce Company contributions or offset Plan expenses.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeiture is re-credited to his/her account in the reinstatement year.

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2021

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company’s contribution, if applicable, and Plan earnings. The benefit a participant is entitled to is their vested account balance. Administrative expenses related to loan administration, disbursements, or participation in the brokerage account are paid directly from the corresponding participant’s Plan account.

Investment Options

The Plan provided for the following participant directed investment options in 2021 and 2020 :

Self-Directed Brokerage Account	T. Rowe Price Retirement 2050 Trust, B
Tenneco Inc Stock	T. Rowe Price Retirement 2055 Trust, B
T. Rowe Price Retirement 2005 Trust, B	T. Rowe Price Retirement 2060 Trust, B
T. Rowe Price Retirement 2010 Trust, B	T. Rowe Price Retirement Balance Trust, B
T. Rowe Price Retirement 2015 Trust, B	T. Rowe Price Stable Value Fund (“SVF”)
T. Rowe Price Retirement 2020 Trust, B	State Street S&P 500 Index Fund, II
T. Rowe Price Retirement 2025 Trust, B	State Street S&P Mid-Cap Index Fund, XIV
T. Rowe Price Retirement 2030 Trust, B	State Street Russell Small Cap Index Fund, II
T. Rowe Price Retirement 2035 Trust, B	State Street Global All Cap Equity Ex U.S. Index Fund, II
T. Rowe Price Retirement 2040 Trust, B	State Street U.S. Bond Index Fund, XIV
T. Rowe Price Retirement 2045 Trust, B

The self-directed brokerage account provides participants with the opportunity to invest in stocks and mutual funds not available through the Plan’s core investment options.

Notes Receivable from Participants

The Plan allows participants to borrow from their account under certain plan conditions. Participants may have one loan outstanding at any time. The maximum amount of a participant’s borrowings shall not exceed $50,000 over a 12 month period and is limited to 50% of the participant’s vested account balance. No borrowings shall be permitted for amounts under $1,000. Loans for the purchase of a primary residence can be for 15-year duration. All other borrowings shall be paid back in equal payments, primarily through payroll deductions, not to exceed four-and-one-half years.

The loans are secured by the balance in the participant’s account. The rate of interest for the loans is equal to the prime rate as published in The Wall Street Journal on the last business day of each month. The rate in effect at the time the loan is taken will be fixed for the duration of the loan. In response to COVID-19 and as permitted by the Coronavirus Aid, Relief, and Economic Security Act, qualified participants were permitted to temporarily defer loan repayments until January 1, 2021 on both new and existing loans.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, total and permanent disability, termination of employment (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balance in the participant’s account may be distributed to the participant or the participant’s beneficiary in either a lump-sum distribution or periodic installments.

Voting Rights

Each participant who has an interest in the Tenneco Inc. (“Tenneco”) stock fund is entitled to exercise voting rights attributable to the shares held in his or her stock fund account and is notified by the Trustee, T. Rowe Price, as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2021

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Transactions and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Expenses incurred in the operation of the Plan are paid by the Plan unless paid by the Company or the participants. No expenses are paid from the Plan unless such payment is permitted by law. Participants may incur administrative expenses related to loan administration, disbursements, or participation in the brokerage account. Administrative expenses related to these transactions are paid directly from the corresponding participant’s Plan account.

Investment Valuation

FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability.

As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1    Observable inputs such as quoted prices in active markets.

Level 2     Inputs, other than quoted prices in active markets, that are observable either directly or indirectly for substantially the full term of the asset. Inputs include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs other than quoted prices that are observable for the asset;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3     Unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions that market participants would use in pricing the asset, including assumption about risk.

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2021

2.	Basis of Presentation and Summary of Significant Accounting Policies (continued)

Investment Valuation (continued)

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following describes the methods and significant assumptions used to estimate fair value of the Plan’s investments:

The Plan’s interest in the Tenneco 401(k) Master Trust (“Master Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust in 2021 and 2020 are valued as follows:

Registered investment companies and Tenneco common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Brokerage account – Consists of common stock and registered investment companies, which are valued at the closing price reported on the active market on which the individual securities are traded. Cash and cash equivalents are also included in the balance, and are valued by the issuer at amortized cost, which approximates market value.

Collective trust funds – Valued at the NAV per share (or its equivalent) based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. The NAV is used as a practical expedient to estimate fair value. NAV is based on the fair value of the underlying investments held by the trust funds. Plan management believes that the value of the collective trust funds are reasonably stated and that no adjustment to NAV as of December 31, 2021 and 2020 is required. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the collective trust funds on a daily basis. There are no unfunded commitments or other restrictions associated with these funds.

Collective trust fund (stable value fund) – The T. Rowe Price Stable Value Fund is valued at the NAV per share (or its equivalent) based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. The NAV is used as a practical expedient to estimate fair value. NAV for fully benefit investment contract held by the trust is based on the contract value, less liabilities. Contract value represents contributions made to a fund, plus earnings, less participant withdrawals. The collective trust’s NAV represents fair value since this is the amount at which the Plan transacts with the trust. Plan management believes that the value of the collective trust is reasonably stated and that no adjustment to NAV as of December 31, 2021 and 2020 is required. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the collective trust at contract value on a daily basis. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust for up to twelve months in order to ensure that securities liquidations will be carried out in an orderly manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

See Note 3 for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2021 and 2020.

Subsequent Events

We have evaluated events and transactions occurring subsequent to December 31, 2021 through the date these financial statements were issued. We did not identify any items which would require disclosure in or adjustment to the financial statements, other than as noted below.

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2021

2.	Basis of Presentation and Summary of Significant Accounting Policies (continued)

Subsequent Events (continued)

On February 22, 2022, Tenneco entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pegasus Holdings III, LLC (“Parent”) and Pegasus Merger Co., a wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, “Buyer”). Pursuant to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Tenneco (the “Merger”) with Tenneco continuing as the surviving corporation of the Merger and as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each share of Class A voting common stock that is issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to the Merger Agreement or shares held by holders who have made a valid demand for appraisal in accordance with Section 262 of the Delaware General Corporation Law but including any shares held under the Master Trust as discussed below), will be automatically converted into the right to receive $20.00 in cash, without interest.

The closing of the Merger is subject to various conditions. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

Further, we expect that on or about July 1, 2022, the Plan will be merged into the Tenneco 401(k) Investment Plan. All assets will be transferred as soon as administratively possible following the merger date. Participant loans, Tenneco stock, and the self-directed brokerage accounts will be transferred in-kind. A participant’s benefit after the transfer will be equal to their benefit before the merger date.

3.	Master Trust

All of the Plan’s investment assets are held in a trust account at the Trustee and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of the Tenneco 401(k) Investment Plan, another defined contribution plan sponsored by the Company, for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The following tables present the Master Trust’s net assets and the Plan’s interest in the Master Trust’s net assets:

	December 31, 2021
	Master Trust	Plan’s Interest
Collective trusts	$1,126,219,105	$157,729,608
Brokerage account	34,456,178	1,814,174
Tenneco common stock	17,768,606	36,068
Registered investment companies	560,806	112,279

Total investments, at fair value	$1,179,004,695	$159,692,129

	December 31, 2020
	Master Trust	Plan’s Interest
Collective trusts	$1,047,914,716	$152,842,024
Brokerage account	28,531,289	1,564,391
Tenneco common stock	19,762,952	30,999
Registered investment companies	336,097	40,654

Total investments, at fair value	$1,096,545,054	$154,478,068

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2021

3.	Master Trust (continued)

The net investment earnings of the Master Trust for the year ended December 31, 2021, are summarized below:

Net appreciation in fair value of investments	$140,041,287
Dividend and interest income	1,893,573

$141,934,860

The following table presents the Master Trust’s investments by level within the fair value hierarchy:

	Assets at Fair Value as of December 31, 2021
	Leve l 1	Level 2	Level 3	Total
Investments:
Tenneco common stock	$17,768,606	$—	$—	$17,768,606
Registered investment companies	—	560,806	—	560,806
Brokerage account	33,355,271	1,100,907	—	34,456,178

Total assets in the fair value hierarchy	$51,123,877	$1,661,713	$—	52,785,590

Collective trust funds valued at net asset value ("NAV")				1,126,219,105

Investments at fair value				$1,179,004,695

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Investments:
Tenneco common stock	$19,762,952	$—	$—	$19,762,952
Registered investment companies	—	336,097	—	336,097
Brokerage account	28,098,907	432,382	—	28,531,289

Total assets in the fair value hierarchy	$47,861,859	$768,479	$—	48,630,338

Collective trust funds valued at net asset value ("NAV")				1,047,914,716

Investments at fair value				$1,096,545,054

4.	Party-In-Interest Transactions

The Plan holds investments managed by the Trustee of the Plan. Fees incurred by the Plan for these investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Also qualifying as party-in-interest transactions are transactions relating to notes receivable from participants and Tenneco common stock. As of December 31, 2021 and 2020, the Master Trust held 1,572,443 and 1,864,429 shares of Tenneco common stock, valued at $17,768,606 and $19,762,952, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document, to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The funds shall then be distributed to the participants and no portion of the funds shall be returned to the Company.

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2021

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the future and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The coronavirus outbreak (“COVID-19”) continues as of the date of this report. While certain measures to reduce the spread of COVID-19 continue to be scaled back or done away with, we may face new or longer-term requirements and other operational restrictions due to, among other factors, future variants of COVID-19, vaccination rates and effectiveness, and evolving governmental restrictions.

Tenneco also faces supply chain constraints within the automotive industry and may encounter difficulty in obtaining steel and other commodities at current contractual prices and as a result may incur higher costs to procure these items. In addition, the automotive industry continues to face a shortage of semiconductors, which has led to production disruptions globally and created operating challenges for the automotive supplier base.

There are many uncertainties related to the COVID-19 global pandemic as well as the ongoing semiconductor shortage, other supply chain challenges, and the effects of inflation on commodities, other purchases, and labor costs that could negatively affect the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits. The Plan’s individual investments fluctuate in response to changing market conditions, therefore the effect of the COVID-19 pandemic and other macroeconomic conditions on its investment values in subsequent periods, if any, cannot be determined.

7.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 30, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. We believe that the Plan has been designed to comply with the requirements of the Code and we will take the necessary steps, if any, to bring the Plan’s operations and/or document into compliance with the Code.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Tenneco Employee Investment Plan

EIN: 74-1933558 Plan Number 104

Supplemental Schedule

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2021

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Interest, Collateral, Par or Maturity Value	Historical Cost **	Current Value
*	Participant loans	Loans at various terms and interest rates (3.25% - 9.25%)		$1,442,258

*	Party-in-interest
**	Historical cost information is not disclosed as investments are solely participant directed.

INDEX TO EXHIBITS

Exhibit	Description

23.1	Consent of Grant Thornton LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNECO EMPLOYEE INVESTMENT PLAN

Date: June 24, 2022	/s/ Zhenfang Lou
By: Zhenfang Lou